

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 20, 2007

Mr. Richard W. Lucas
Chief Financial Officer, KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

Re: **KSW, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 1-32865

Dear Mr. Lucas:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

                              Sincerely,

                              John Cash
                              Branch Chief